Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2008	2007
Earnings:
Loss before income taxes	$(13)	$(45)
Less: capitalized interest	(14)	(8)
Add:
Fixed charges	85	78
Amortization of capitalized interest	—	—
Adjusted earnings	$58	$25
Fixed charges:
Interest expense	$55	$51
Amortization of debt costs	1	1
Rent expense representative of interest	29	26
Total fixed charges	$85	$78
Ratio of earnings to fixed charges(1)	—	—

(1)	Earnings were inadequate to cover fixed charges by $27 million and $53 million for the quarters ended March 31, 2008 and 2007, respectively.